[Translation]

                                                                  August 4, 2009

To Whom It May Concern:


                                     Company Name: TOYOTA MOTOR CORPORATION
                                     Name and Title of Representative:
                                          Akio Toyoda, President
                                          (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                     Name and Title of Contact Person:
                                          Takuo Sasaki, Managing Officer
                                          (Telephone Number: 0565-28-2121)

            Notice Concerning Amendments to the Forecasts for FY2010
            --------------------------------------------------------


Based on our recent business performance, we, TOYOTA MOTOR CORPORATION ("Toyota"), hereby announce the following amendments to the forecasts of consolidated semi-annual (April 1, 2009 through September 30, 2009) and annual (April 1, 2009 through March 31, 2010) financial results for FY2010 and unconsolidated annual financial results for FY2010, previously announced on May 8, 2009, as follows:

1.    Amendments to the forecasts of consolidated semi-annual financial results for FY2010
      (April 1, 2009 through September 30, 2009)
                                                                                                     (Amount: billion yen)
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
                                                                           Income before income taxes       Net income
                                            Net            Operating        and equity in earnings of    attributable to
                                          revenues           income            affiliated companies           Toyota
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
Previous forecasts (A)                         7,600.0            -600.0                         -600.0            -450.0
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
New forecasts (B)                              7,800.0            -400.0                         -350.0            -250.0
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
Amount changed (B - A)                           200.0             200.0                          250.0             200.0
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
% of change                                       2.6%                 -                              -                 -
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
(Reference)  Actual  results  of the
corresponding period of the
preceding year                                12,190.4             582.0                          636.4             493.4
(FY2009 ended March 31, 2009)
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
(Note) "Net income attributable to Toyota" is equivalent to "Net income" up to FY2009.

2. Amendments to the forecasts of consolidated financial results for FY2010 (April 1, 2009 through March 31, 2010)

                                                                                                     (Amount: billion yen)
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
                                                                            Income before income taxes       Net income
                                            Net            Operating         and equity in earnings of    attributable to
                                          revenues           income            affiliated companies           Toyota
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
Previous forecasts (A)                        16,500.0            -850.0                         -850.0            -550.0
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
New forecasts (B)                             16,800.0            -750.0                         -700.0            -450.0
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
Amount changed (B - A)                           300.0             100.0                          150.0             100.0
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
% of change                                       1.8%                 -                              -                 -
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
(Reference)
Actual results for FY2009                     20,529.5            -461.0                         -560.4            -437.0
------------------------------------- ----------------- ----------------- ------------------------------ -----------------
(Note) "Net income attributable to Toyota" is equivalent to "Net income" up to FY2009.


3. Amendments to the forecasts of unconsolidated financial results for FY2010 (April 1, 2009 through March 31, 2010)

                                                                                                     (Amount: billion yen)
------------------------------------- --------------------- -------------------- -------------------- --------------------
                                              Net                Operating            Ordinary                Net
                                            revenues              income               income               income
------------------------------------- --------------------- -------------------- -------------------- --------------------
Previous forecasts (A)                             7,800.0               -630.0               -370.0               -180.0
------------------------------------- --------------------- -------------------- -------------------- --------------------
New forecasts (B)                                  8,000.0               -600.0               -290.0               -120.0
------------------------------------- --------------------- -------------------- -------------------- --------------------
Amount changed (B - A)                               200.0                 30.0                 80.0                 60.0
------------------------------------- --------------------- -------------------- -------------------- --------------------
% of change                                           2.6%                    -                    -                    -
------------------------------------- --------------------- -------------------- -------------------- --------------------
(Reference)
Actual results for FY2009                          9,278.4               -187.9                182.5                 56.6
------------------------------------- --------------------- -------------------- -------------------- --------------------


4.    Reasons for the Amendments

   The forecasts of consolidated semi-annual (April 1, 2009 through September 30, 2009) and annual (April 1, 2009 through March 31, 2010) financial results for FY2010, and unconsolidated annual financial results for FY2010 were amended from the previously announced forecasts due to upward revisions to our semi-annual (April 1, 2009 through September 30, 2009) and annual (April 1, 2009 through March 31, 2010) sales plan for FY2010, and results of various measures to improve profitability. The forecast of consolidated semi-annual (April 1, 2009 through September 30, 2009) vehicle sales for FY2010 has also been revised to 3,030 thousand units from 2,950 thousand units, which is 80 thousand units more than presumed at the time of the previous announcement of the FY2010 forecasts.

Furthermore, the forecast of consolidated annual (April 1, 2009 through March 31, 2010) vehicle sales for FY2010 has also been revised to 6,600 thousand units from 6,500 thousand units, which is 100 thousand units more than presumed at the time of the previous announcement of the FY2010 forecasts. The above is based on the premise that the exchange rate is 92 yen to the U.S. dollar and 131 yen to the Euro, on an annual average.


  (Note) This notice contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks,uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i)changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota's ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
          A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.